FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
JAN 13 2004
WASH. D.C. 158 SECTION

Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, January 8, 2004, Series 2004-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104020
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04000862

PROCESSED
JAN 14 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:201910.1] 18091-00068 01/08/04 12:33pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 8, 2004

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Option One Mortgage Loan Trust
2004-1

Marketing Materials

OPTION ONE
MORTGAGE CORPORATION

$777,600,000 (Approximate)
Publicly Offered Certificates

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Master Servicer

RBS Greenwich Capital **Banc of America Securities LLC**
Co-Lead Underwriters

UBS Warburg LLC
Banc One Capital Markets, Inc.
Citigroup Global Markets Inc.
H&R Block Financial Advisors, Inc.

Co-Underwriters

Preliminary Term Sheet ***Date Prepared: January 6, 2004***

$777,600,000 (Approximate)
Publicly Offered Certificates
Option One Mortgage Loan Trust 2004-1

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat [2]	Pymt Window (Mths) Call/Mat[2]	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1[5]	$426,667,000	2.61/2.80	1-79/1-177	Aaa/AAA/AAA	January 2034	Fltg Rate Group I Senior
A-2	$213,333,000	2.60/2.79	1-79/1-177	Aaa/AAA/AAA	January 2034	Fltg Rate Group II Senior
M-1	$52,400,000	4.68/5.14	39-79/39-147	Aa2/AA+/AA+	January 2034	Fltg Rate Subordinate
M-2	$42,800,000	4.65/5.06	38-79/38-133	A2/A+/A+	January 2034	Fltg Rate Subordinate
M-3	$11,600,000	4.64/4.99	38-79/38-117	A3/A/A	January 2034	Fltg Rate Subordinate
M-4	$12,000,000	4.62/4.93	37-79/37-110	Baa1/A-/A-	January 2034	Fltg Rate Subordinate
M-5	$9,200,000	4.62/4.86	37-79/37-102	Baa2/BBB/BBB+	January 2034	Fltg Rate Subordinate
M-6	$9,600,000	4.62/4.76	37-79/37-94	Baa3/BBB-/BBB	January 2034	Fltg Rate Subordinate
M-7[6]	$8,800,000	4.55/4.56	37-79/37-83	Ba1/BB+/BB+	January 2034	Fixed Rate Subordinate
Total:	**$786,400,000**					

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are priced to call. The margin on the Class A-1 and Class A-2 Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates is equal to 1.5x the original margin after the clean-up call date. The fixed rate coupon on the Class M-7 Certificates will increase by 0.50% on the first Distribution Date after the Optional Termination may first be exercised.

(4) See "Net WAC Rate" herein.

(5) The Class A-1 Certificates are not being marketed hereby.

(6) The Class M-7 Certificates are not publicly offered.

Depositor:	Option One Mortgage Acceptance Corporation.
Originator and Master Servicer:	Option One Mortgage Corporation ("***Option One***").
Co-Lead Underwriters:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***") and Banc of America Securities LLC.
Co-Underwriters:	UBS Warburg LLC, Banc One Capital Markets, Inc., Citigroup Global Markets, Inc. and H&R Block Financial Advisors Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.

Offered Certificates:	The Class A-1 and Class A-2 Certificates are collectively referred to herein as the "***Senior Certificates***." The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are collectively referred to herein as the "***Publicly Offered Certificates***." The Class M-7 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Publicly Offered Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Offered Certificates***," or the "***Certificates***." The Class M-7 Certificates are not publicly offered.
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) January 1, 2004. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about January 8, 2004.
Expected Closing Date:	On or about January 20, 2004.
Expected Settlement Date:	On or about January 20, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in February 2004.
Accrued Interest:	The price to be paid by investors for the Publicly Offered Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Privately Offered Certificates will include accrued interest from January 1, 2004, up to, but not including, the Closing Date ([19] days).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Publicly Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The interest accrual period for the Privately Offered Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
ERISA Eligibility:	The Publicly Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Trustee Fee: Approximately 0.003% per annum on the aggregate principal balance of the Mortgage Loans.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $598,573,494, of which: (i) approximately $399,048,996 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $199,524,498 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Initial Mortgage Loans***" and together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

With respect to approximately 3.84% of the Mortgage Loans, at the time of origination of the first lien Mortgage Loan, the Originator also originated a second lien mortgage loan which may or may not be included in the Trust.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $201,426,506 will be deposited, of which approximately (i) $134,284,337 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $67,142,169 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Group I Subsequent Mortgage Loans, the "***Subsequent Mortgage Loans***"). On or prior to January 30, 2004 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date).

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Publicly Offered Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

The Formula Rate for the Privately Offered Certificates is the related fixed rate.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate: The "***Net WAC Rate***" for the Publicly Offered Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

The Net WAC Rate for the Privately Offered Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

Maximum Cap: The "***Maximum Cap***" for the Publicly Offered Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Offered Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest actually accrued on such Class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) Excess Cashflow
2) Overcollateralization Amount and
3) Subordination

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.70% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately 1.70% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Account on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately 3.40% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Account on the Closing Date.

Provided, however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero; and
(ii) the later to occur of
   (x) the Distribution Date occurring in February 2007 and
   (y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Account.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 40.00% of the current Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Account on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
February 2007 – January 2008	2.75% for February 2007, plus 1/12 of 1.50% thereafter
February 2008 – January 2009	4.25% for February 2008, plus 1/12 of 1.25% thereafter
February 2009 – January 2010	5.50% for February 2009, plus 1/12 of 0.75% thereafter
February 2010 – January 2011	6.25% for February 2010, plus 1/12 of 0.50% thereafter
February 2011 and thereafter	6.50%

Expected Credit Support Percentages:

Class	Initial Credit Support	After Stepdown Date Expected Support
A-1	20.00%	40.00%
A-2	20.00%	40.00%
M-1	13.45%	26.90%
M-2	8.10%	16.20%
M-3	6.65%	13.30%
M-4	5.15%	10.30%
M-5	4.00%	8.00%
M-6	2.80%	5.60%
M-7	1.70%	3.40%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and then to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates *pro rata*, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, and ninth, monthly interest to the Class M-7 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates generally *pro rata*, based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-7 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, and then any unpaid applied Realized Loss amount to the Class M-7 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class M-1 Certificates, ii) the Class M-2 Certificates, iii) the Class M-3 Certificates, iv) the Class M-4 Certificates, v) the Class M-5 Certificates, vi) the Class M-6 Certificates and then vii) the Class M-7 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 40.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 26.90% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 16.20% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 10.30% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 8.00% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 5.60% credit enhancement, and eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 3.40% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Publicly Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [8.93]%. The Yield Maintenance Agreement will terminate after the Distribution Date in [June 2006]. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Yield Maintenance Agreement Schedule

Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)
1	777,600,000.00	5.59328%	16	618,174,621.11	6.67393%
2	773,061,955.68	7.02039%	17	602,417,265.30	6.44837%
3	767,566,763.96	6.54660%	18	586,308,197.01	6.67425%
4	761,119,172.27	6.77528%	19	569,883,602.86	6.44884%
5	753,727,453.77	6.54620%	20	553,185,253.64	6.44904%
6	745,403,444.22	6.77503%	21	536,251,506.07	6.67494%
7	736,162,575.10	6.54602%	22	519,121,722.82	6.45212%
8	726,023,825.09	6.54583%	23	501,837,237.60	7.17582%
9	715,009,727.53	6.77450%	24	484,617,756.53	8.02494%
10	703,146,322.39	6.54547%	25	467,877,587.35	8.57281%
11	690,465,594.80	6.67413%	26	451,737,859.96	9.51921%
12	677,021,310.22	6.44851%	27	436,141,399.33	8.56120%
13	662,998,998.83	6.44843%	28	421,069,609.18	8.85206%
14	648,497,444.63	7.17353%	29	406,504,569.29	8.70824%
15	633,545,645.87	6.44831%			

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Publicly Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.
   vii) to the Class M-6 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class M-1 Certificates.
   iii) to the Class M-2 Certificates.
   iv) to the Class M-3 Certificates.
   v) to the Class M-4 Certificates.
   vi) to the Class M-5 Certificates.
   vii) to the Class M-6 Certificates.
   viii) to the Class M-7 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Publicly Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Publicly Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate

Period	Dist Date	Net WAC Rate[1]	Net WAC Rate[2]	Effective Net WAC Rate[2][3]	Period	Dist Date	Net WAC Rate[1]	Net WAC Rate[2]	Effective Net WAC Rate[2][3]
1	2/25/2004	5.913%	5.913%	9.250%	41	6/25/2007	6.536%	10.196%	10.196%
2	3/25/2004	7.340%	7.340%	9.250%	42	7/25/2007	6.755%	10.909%	10.909%
3	4/25/2004	6.867%	6.867%	9.250%	43	8/25/2007	6.537%	10.730%	10.730%
4	5/25/2004	7.095%	7.095%	9.250%	44	9/25/2007	6.538%	10.716%	10.716%
5	6/25/2004	6.866%	6.866%	9.250%	45	10/25/2007	6.756%	11.063%	11.063%
6	7/25/2004	7.095%	7.095%	9.250%	46	11/25/2007	6.539%	10.692%	10.692%
7	8/25/2004	6.866%	6.866%	9.250%	47	12/25/2007	6.758%	11.035%	11.035%
8	9/25/2004	6.866%	6.866%	9.250%	48	1/25/2008	6.540%	10.697%	10.697%
9	10/25/2004	7.094%	7.095%	9.250%	49	2/25/2008	6.541%	10.697%	10.697%
10	11/25/2004	6.865%	6.865%	9.250%	50	3/25/2008	6.992%	11.419%	11.419%
11	12/25/2004	6.994%	6.994%	9.250%	51	4/25/2008	6.542%	10.671%	10.671%
12	1/25/2005	6.768%	6.769%	9.250%	52	5/25/2008	6.760%	11.012%	11.012%
13	2/25/2005	6.768%	6.768%	9.250%	53	6/25/2008	6.543%	10.641%	10.641%
14	3/25/2005	7.493%	7.494%	9.250%	54	7/25/2008	6.762%	11.009%	11.009%
15	4/25/2005	6.768%	6.768%	9.250%	55	8/25/2008	6.544%	10.651%	10.651%
16	5/25/2005	6.993%	6.994%	9.250%	56	9/25/2008	6.545%	10.635%	10.635%
17	6/25/2005	6.768%	6.768%	9.250%	57	10/25/2008	6.763%	10.974%	10.974%
18	7/25/2005	6.994%	6.994%	9.250%	58	11/25/2008	6.546%	10.604%	10.604%
19	8/25/2005	6.768%	6.769%	9.250%	59	12/25/2008	6.764%	10.942%	10.942%
20	9/25/2005	6.768%	6.769%	9.250%	60	1/25/2009	6.547%	10.573%	10.573%
21	10/25/2005	6.994%	6.995%	9.250%	61	2/25/2009	6.547%	10.557%	10.557%
22	11/25/2005	6.769%	6.772%	9.250%	62	3/25/2009	7.250%	11.671%	11.671%
23	12/25/2005	6.995%	7.496%	9.250%	63	4/25/2009	6.549%	10.526%	10.526%
24	1/25/2006	6.770%	8.345%	9.250%	64	5/25/2009	6.767%	10.860%	10.860%
25	2/25/2006	6.770%	8.893%	9.250%	65	6/25/2009	6.550%	10.494%	10.494%
26	3/25/2006	7.496%	9.839%	9.839%	66	7/25/2009	6.769%	10.827%	10.827%
27	4/25/2006	6.771%	8.881%	9.250%	67	8/25/2009	6.551%	10.461%	10.461%
28	5/25/2006	6.998%	9.172%	9.250%	68	9/25/2009	6.551%	10.445%	10.445%
29	6/25/2006	6.772%	9.028%	9.250%	69	10/25/2009	6.770%	10.777%	10.777%
30	7/25/2006	6.999%	9.693%	9.693%	70	11/25/2009	6.553%	10.413%	10.413%
31	8/25/2006	6.531%	9.312%	9.312%	71	12/25/2009	6.772%	10.743%	10.743%
32	9/25/2006	6.532%	9.304%	9.304%	72	1/25/2010	6.554%	10.380%	10.380%
33	10/25/2006	6.750%	9.618%	9.618%	73	2/25/2010	6.554%	10.363%	10.363%
34	11/25/2006	6.533%	9.301%	9.301%	74	3/25/2010	7.257%	11.455%	11.455%
35	12/25/2006	6.751%	9.762%	9.762%	75	4/25/2010	6.556%	10.330%	10.330%
36	1/25/2007	6.534%	9.879%	9.879%	76	5/25/2010	6.775%	10.657%	10.657%
37	2/25/2007	6.534%	10.084%	10.084%	77	6/25/2010	6.557%	10.296%	10.296%
38	3/25/2007	7.235%	11.152%	11.152%	78	7/25/2010	6.776%	10.622%	10.622%
39	4/25/2007	6.535%	10.065%	10.065%	79	8/25/2010	6.558%	10.263%	10.263%
40	5/25/2007	6.754%	10.390%	10.390%					

(1) Assumes 6-month LIBOR remains constant at 1.216% and is run at the pricing prepayment speed to call.

(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the pricing prepayment speed to call.

(3) Assumes 1-month LIBOR equals 20.00% and payments are received from the Yield Maintenance Agreement.

Weighted Average Life Tables

Class A-1 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	3.16	2.87	2.61	2.40	2.20
MDUR (yr)	3.03	2.76	2.53	2.32	2.14
First Prin Pay	02/25/04	02/25/04	02/25/04	02/25/04	02/25/04
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	3.39	3.07	2.80	2.57	2.36
MDUR (yr)	3.23	2.94	2.69	2.47	2.28
First Prin Pay	02/25/04	02/25/04	02/25/04	02/25/04	02/25/04
Last Prin Pay	01/25/22	04/25/20	10/25/18	07/25/17	06/25/16

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	3.15	2.86	2.60	2.39	2.19
MDUR (yr)	3.02	2.75	2.51	2.31	2.13
First Prin Pay	02/25/04	02/25/04	02/25/04	02/25/04	02/25/04
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	3.38	3.06	2.79	2.56	2.35
MDUR (yr)	3.22	2.93	2.68	2.46	2.27
First Prin Pay	02/25/04	02/25/04	02/25/04	02/25/04	02/25/04
Last Prin Pay	01/25/22	04/25/20	10/25/18	07/25/17	05/25/16

Weighted Average Life Tables

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.07	4.68	4.42	4.26
MDUR (yr)	5.25	4.79	4.44	4.21	4.07
First Prin Pay	02/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	6.16	5.57	5.14	4.84	4.64
MDUR (yr)	5.72	5.21	4.83	4.57	4.40
First Prin Pay	02/25/07	03/25/07	04/25/07	05/25/07	06/25/07
Last Prin Pay	01/25/19	07/25/17	04/25/16	02/25/15	03/25/14

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.06	4.65	4.35	4.12
MDUR (yr)	5.09	4.64	4.29	4.04	3.84
First Prin Pay	02/25/07	02/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	6.10	5.51	5.06	4.72	4.46
MDUR (yr)	5.48	4.99	4.62	4.34	4.12
First Prin Pay	02/25/07	02/25/07	03/25/07	03/25/07	04/25/07
Last Prin Pay	09/25/17	05/25/16	02/25/15	02/25/14	04/25/13

Weighted Average Life Tables

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.05	4.64	4.31	4.08
MDUR (yr)	5.06	4.61	4.27	3.99	3.79
First Prin Pay	02/25/07	02/25/07	03/25/07	03/25/07	03/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	6.03	5.44	4.99	4.63	4.37
MDUR (yr)	5.40	4.92	4.55	4.25	4.03
First Prin Pay	02/25/07	02/25/07	03/25/07	03/25/07	03/25/07
Last Prin Pay	02/25/16	10/25/14	10/25/13	11/25/12	02/25/12

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.05	4.62	4.31	4.05
MDUR (yr)	5.03	4.59	4.23	3.97	3.75
First Prin Pay	02/25/07	02/25/07	02/25/07	03/25/07	03/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.98	5.39	4.93	4.59	4.30
MDUR (yr)	5.32	4.85	4.47	4.19	3.95
First Prin Pay	02/25/07	02/25/07	02/25/07	03/25/07	03/25/07
Last Prin Pay	06/25/15	03/25/14	03/25/13	05/25/12	09/25/11

Weighted Average Life Tables

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.05	4.62	4.30	4.05
MDUR (yr)	4.94	4.51	4.16	3.90	3.70
First Prin Pay	02/25/07	02/25/07	02/25/07	02/25/07	03/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.90	5.32	4.86	4.52	4.25
MDUR (yr)	5.16	4.71	4.35	4.07	3.86
First Prin Pay	02/25/07	02/25/07	02/25/07	02/25/07	03/25/07
Last Prin Pay	08/25/14	06/25/13	07/25/12	10/25/11	02/25/11

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.59	5.05	4.62	4.29	4.03
MDUR (yr)	4.68	4.29	3.98	3.73	3.53
First Prin Pay	02/25/07	02/25/07	02/25/07	02/25/07	02/25/07
Last Prin Pay	03/25/12	05/25/11	08/25/10	01/25/10	07/25/09

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	95% PPC 80% PPC	105% PPC 90% PPC	115% PPC 100% PPC	125% PPC 110% PPC	135% PPC 120% PPC
WAL (yr)	5.77	5.20	4.76	4.41	4.14
MDUR (yr)	4.80	4.40	4.08	3.82	3.62
First Prin Pay	02/25/07	02/25/07	02/25/07	02/25/07	02/25/07
Last Prin Pay	10/25/13	09/25/12	11/25/11	03/25/11	07/25/10

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.12000	1.21600	5.11127	5.11127	42	4.82900	5.01100	4.86501	3.56537
2	1.14500	1.27200	5.48287	5.45938	43	4.88100	5.06400	4.80696	3.39789
3	1.18100	1.34100	5.37439	5.31314	44	4.93200	5.12000	4.80751	3.34211
4	1.21500	1.42500	5.42566	5.33338	45	4.98400	5.17800	4.86665	3.45987
5	1.26200	1.52700	5.36981	5.22731	46	5.03600	5.23700	4.80861	3.23007
6	1.35600	1.64400	5.42055	5.19144	47	5.08900	5.29600	4.86776	3.39904
7	1.45100	1.77000	5.36392	5.03198	48	5.14300	5.35300	4.80972	3.28973
8	1.55800	1.90800	5.36043	4.92138	49	5.20600	5.40500	4.81028	3.28430
9	1.68200	2.05200	5.41031	4.86539	50	5.27300	5.45000	4.92803	3.58161
10	1.82200	2.19700	5.35230	4.64929	51	5.33200	5.48400	4.81141	3.14872
11	1.96300	2.34300	5.30154	4.48503	52	5.38200	5.50800	4.87058	3.27812
12	2.10700	2.48900	5.24247	4.25524	53	5.42100	5.52000	4.81256	3.08003
13	2.26900	2.63300	5.23695	4.08847	54	5.45100	5.52100	4.87173	3.29053
14	2.41600	2.77600	5.39400	4.22480	55	5.46900	5.50800	4.81371	3.09556
15	2.54500	2.91100	5.22475	3.80255	56	5.47600	5.49100	4.81429	3.07976
16	2.69000	3.03600	5.27264	3.75756	57	5.47100	5.47800	4.87347	3.26323
17	2.82700	3.15200	5.21083	3.51112	58	5.45300	5.47300	4.81547	3.08314
18	2.96600	3.25800	5.25810	3.48017	59	5.42200	5.47600	4.87465	3.28347
19	3.11500	3.34900	5.19491	3.21736	60	5.37700	5.49100	4.81665	3.11998
20	3.21700	3.42600	5.18610	3.11143	61	5.36800	5.51800	4.81725	3.12099
21	3.28400	3.50400	5.23225	3.16017	62	5.40400	5.55200	4.99362	3.64498
22	3.38000	3.59000	5.16655	2.94067	63	5.44000	5.58500	4.81845	3.03415
23	3.45500	3.67700	5.21179	3.25659	64	5.47300	5.61600	4.87764	3.18146
24	3.50100	3.76800	5.14433	3.76273	65	5.50600	5.64600	4.81965	2.97628
25	3.57000	3.86800	5.13237	4.04794	66	5.53700	5.67400	4.87885	3.18980
26	3.68200	3.97100	5.29078	4.34022	67	5.56700	5.70100	4.82087	2.99264
27	3.79000	4.06800	5.10711	3.80667	68	5.59500	5.72600	4.82149	2.95591
28	3.89400	4.16100	5.15138	3.83783	69	5.62200	5.74900	4.88712	3.11696
29	3.99400	4.24700	5.08007	3.67461	70	5.64800	5.77100	4.83608	2.89641
30	4.08800	4.32700	5.12408	3.92809	71	5.67200	5.79200	4.90245	3.08425
31	4.17700	4.39900	4.80115	3.52468	72	5.69400	5.81000	4.85186	2.91143
32	4.25900	4.46400	4.78594	3.43247	73	5.71500	5.82700	4.86010	2.90925
33	4.33500	4.52500	4.82953	3.51272	74	5.73400	5.84200	5.04437	3.48075
34	4.40300	4.58300	4.75394	3.27872	75	5.75100	5.85600	4.87733	2.86946
35	4.46300	4.63800	4.79723	3.42631	76	5.76700	5.86700	4.94492	3.04869
36	4.51400	4.69100	4.71973	3.41571	77	5.78100	5.87700	4.89560	2.84715
37	4.56400	4.74500	4.70177	3.45022	78	5.79300	5.88500	4.96373	3.05561
38	4.61900	4.79800	4.92585	3.89906	79	5.80300	5.89100	4.91496	2.85651
39	4.67200	4.85200	4.77438	3.36353					
40	4.72500	4.90500	4.85248	3.49227					
41	4.77700	4.95800	4.80058	3.32473					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee and Trustee Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

				STATIC LIBOR		FORWARD LIBOR	
CLASS	MOODY'S	S&P	Fitch	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	Aa2	AA+	AA+	29.273	20.09%	25.010	18.27%
M-2	A2	A+	A+	19.682	15.58%	15.784	13.34%
M-3	A3	A	A	17.474	14.33%	13.671	11.98%
M-4	Baa1	A-	A-	15.290	13.01%	11.615	10.56%
M-5	Baa2	BBB	BBB+	13.607	11.91%	10.171	9.50%
M-6	Baa3	BBB-	BBB	11.885	10.73%	8.863	8.48%

Assumptions

35% Loss Severity
12 Month Delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed

Total Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	3,636					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	598,573,494					
			Minimum		Maximum	
AVG OUTSTANDING PRINCIPAL BALANCE:	$164,624.17		$45,706.88		$750,000.00	
AVG ORIGINAL BALANCE:	$164,856.56		$50,000.00		$750,000.00	
WAVG CURRENT LOAN RATE:	7.399	%	4.990	%	12.550	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.404	%	3.000	%	11.125	%
WAVG MAXIMUM LOAN RATE:	13.369	%	10.990	%	18.750	%
WAVG MINIMUM LOAN RATE:	7.355	%	4.990	%	11.800	%
WAVG INITIAL PERIODIC RATE CAP:	2.997	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.002	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	24	months	3	months	179	months
WAVG ORIGINAL TERM:	356	months	120	months	360	months
WAVG REMAINING TERM:	355	months	117	months	360	months
WAVG CREDIT SCORE:	607		500		803	
WAVG COMBINED ORIGINAL LTV:	77.44	%	11.11	%	100.00	%
FIRST PAY DATE:			Nov 01, 1998		Feb 01, 2004	
MATURITY DATE:			Oct 01, 2013		Jan 01, 2034	

TOP STATE CONC ($):	18.15 % California, 15.89 % New York, 11.71 % Massachusetts
MAXIMUM ZIP CODE CONC ($):	0.47 % 11236

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
45,707 - 50,000	60	2,993,782.36	0.50
50,001 - 100,000	1,015	76,508,577.90	12.78
100,001 - 150,000	911	112,848,292.22	18.85
150,001 - 200,000	645	113,032,004.47	18.88
200,001 - 250,000	418	93,592,448.67	15.64
250,001 - 300,000	261	71,180,163.60	11.89
300,001 - 350,000	119	38,367,258.47	6.41
350,001 - 400,000	95	35,354,547.98	5.91
400,001 - 450,000	42	17,894,018.82	2.99
450,001 - 500,000	41	19,764,782.86	3.30
500,001 - 550,000	12	6,329,776.41	1.06
550,001 - 600,000	9	5,197,930.62	0.87
600,001 - 650,000	3	1,863,784.34	0.31
700,001 - 750,000	5	3,646,125.51	0.61
Total	3,636	598,573,494.23	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	132	17,042,824.15	2.85
476 - 500	13	1,661,133.70	0.28
501 - 525	412	60,610,488.51	10.13
526 - 550	401	63,557,667.22	10.62
551 - 575	389	58,569,035.30	9.78
576 - 600	434	71,405,941.66	11.93
601 - 625	589	98,259,608.14	16.42
626 - 650	600	107,480,768.83	17.96
651 - 675	278	48,095,418.35	8.04
676 - 700	164	28,428,486.37	4.75
701 - 725	106	22,164,947.84	3.70
726 - 750	66	10,782,369.60	1.80
751 - 775	40	7,783,341.51	1.30
776 - 800	11	2,681,623.56	0.45
801 - 803	1	49,839.49	0.01
Total	3,636	598,573,494.23	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	115,600.00	0.02
180	73	8,168,739.60	1.36
240	51	5,316,745.19	0.89
360	3,510	584,972,409.44	97.73
Total	3,636	598,573,494.23	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
117 - 120	7	1,592,134.17	0.27
169 - 174	1	67,895.14	0.01
175 - 180	67	6,624,310.29	1.11
229 - 234	2	234,078.71	0.04
235 - 240	49	5,082,666.48	0.85
295 - 300	9	2,678,573.54	0.45
337 - 342	1	177,394.36	0.03
343 - 348	1	253,858.88	0.04
349 - 354	72	12,458,964.31	2.08
355 - 360	3,427	569,403,618.35	95.13
Total	3,636	598,573,494.23	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	2,849	455,541,624.46	76.10
2-4 Units Detached	334	69,980,806.73	11.69
PUD Detached	219	40,994,049.51	6.85
Manufactured Housing	108	10,983,030.63	1.83
Condo Low-Rise Attached	70	10,466,004.67	1.75
2-4 Units Attached	28	6,166,157.22	1.03
Single Family Attached	17	2,365,382.20	0.40
Condo High-Rise Attached	5	1,075,066.96	0.18
PUD Attached	6	1,001,371.85	0.17
Total	3,636	598,573,494.23	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,317	550,102,933.54	91.90
Non-owner	284	42,266,524.12	7.06
Second Home	35	6,204,036.57	1.04
Total	3,636	598,573,494.23	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	2,411	400,871,512.33	66.97
Purchase	977	157,334,938.82	26.28
Rate/Term Refinance	248	40,367,043.08	6.74
Total	3,636	598,573,494.23	100.00

Combined Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.11 - 15.00	3	226,797.43	0.04
15.01 - 20.00	2	164,816.80	0.03
20.01 - 25.00	1	50,000.00	0.01
25.01 - 30.00	15	1,378,211.61	0.23
30.01 - 35.00	18	1,659,287.74	0.28
35.01 - 40.00	31	3,607,632.60	0.60
40.01 - 45.00	45	6,515,227.17	1.09
45.01 - 50.00	52	8,188,749.93	1.37
50.01 - 55.00	86	14,433,746.12	2.41
55.01 - 60.00	138	23,520,695.88	3.93
60.01 - 65.00	242	38,647,243.98	6.46
65.01 - 70.00	290	50,115,854.85	8.37
70.01 - 75.00	424	70,363,624.67	11.76
75.01 - 80.00	1,105	175,319,511.16	29.29
80.01 - 85.00	354	59,531,733.99	9.95
85.01 - 90.00	553	99,496,773.61	16.62
90.01 - 95.00	266	44,098,781.43	7.37
95.01 - 100.00	11	1,254,805.26	0.21
Total	3,636	598,573,494.23	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	17	1,569,537.08	0.26
Alaska	1	192,780.83	0.03
Arizona	64	8,360,857.43	1.40
Arkansas	3	495,464.00	0.08
California	480	108,612,829.63	18.15
Colorado	87	15,032,663.67	2.51
Connecticut	112	17,702,246.70	2.96
Delaware	8	1,117,084.74	0.19
Florida	260	32,199,482.40	5.38
Georgia	84	9,820,124.21	1.64
Idaho	11	1,118,266.52	0.19
Illinois	135	18,751,366.16	3.13
Indiana	36	3,429,803.59	0.57
Iowa	12	1,685,058.46	0.28
Kansas	6	524,787.83	0.09
Kentucky	23	2,062,077.50	0.34
Louisiana	22	2,893,709.92	0.48
Maine	60	8,691,448.49	1.45
Maryland	49	7,846,897.81	1.31
Massachusetts	316	70,108,026.98	11.71
Michigan	113	12,921,493.62	2.16
Minnesota	57	8,691,144.99	1.45
Mississippi	8	717,744.69	0.12
Missouri	30	2,755,326.91	0.46
Montana	6	856,998.76	0.14
Nebraska	6	782,005.93	0.13
Nevada	31	4,893,999.29	0.82
New Hampshire	57	9,900,829.68	1.65
New Jersey	167	30,666,149.31	5.12
New Mexico	5	1,111,495.34	0.19
New York	428	95,138,211.95	15.89
North Carolina	77	7,571,778.89	1.26
Ohio	110	11,174,110.02	1.87
Oklahoma	5	355,335.50	0.06
Oregon	19	2,834,798.98	0.47
Pennsylvania	140	16,989,349.17	2.84
Rhode Island	77	12,709,358.11	2.12

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
South Carolina	30	2,918,806.53	0.49
South Dakota	1	93,170.00	0.02
Tennessee	40	4,143,666.55	0.69
Texas	211	25,340,946.47	4.23
Utah	14	2,401,993.45	0.40
Vermont	17	2,089,202.67	0.35
Virginia	107	16,553,657.58	2.77
Washington	45	7,046,861.10	1.18
West Virginia	3	201,259.22	0.03
Wisconsin	41	4,694,694.59	0.78
Wyoming	5	804,590.98	0.13
Total	3,636	598,573,494.23	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,435	376,109,872.25	62.83
Stated Income Documentation	1,186	219,618,377.94	36.69
No Documentation	7	1,537,035.33	0.26
Lite Documentation	8	1,308,208.71	0.22
Total	3,636	598,573,494.23	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	191	30,778,320.40	5.14
AA	1,419	245,776,975.45	41.06
A	831	134,920,006.47	22.54
B	484	69,986,029.98	11.69
C	124	17,518,289.53	2.93
CC	91	14,467,448.01	2.42
NG	496	85,126,424.39	14.22
Total	3,636	598,573,494.23	100.00

Fixed/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	2,784	472,756,516.42	78.98
Fixed Rate	852	125,816,977.81	21.02
Total	3,636	598,573,494.23	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	2,570	440,890,443.76	73.66
Fixed Rate 30 Yr	693	108,652,332.53	18.15
3/27 6 Mo LIBOR ARM	199	30,171,136.61	5.04
Fixed Rate 15 Yr	54	5,795,978.29	0.97
Fixed Rate 20 Yr	50	5,226,066.90	0.87
Fixed Rate 30 Yr Rate Reduction	43	4,414,448.02	0.74
Fixed 30/15 Balloon	3	1,021,143.04	0.17
2/13 6 Mo LIBOR ARM	10	850,887.53	0.14
15/15 6 Mo LIBOR ARM	4	716,548.52	0.12
Fixed Rate 15 Yr Rate Reduction	6	500,730.74	0.08
6 Mo LIBOR ARM 30 Yr	1	127,500.00	0.02
Fixed Rate 10 Yr	2	115,600.00	0.02
Fixed Rate 20 Yr Rate Reduction	1	90,678.29	0.02
Total	3,636	598,573,494.23	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	3,633	597,552,351.19	99.83
Balloon	3	1,021,143.04	0.17
Total	3,636	598,573,494.23	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	3,611	597,023,877.77	99.74
Second Lien	25	1,549,616.46	0.26
Total	3,636	598,573,494.23	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	229	42,994,696.87	7.18
24 Mos PREPAYMENT PENALTY	1,767	296,123,548.04	49.47
30 Mos PREPAYMENT PENALTY	5	1,235,407.80	0.21
36 Mos PREPAYMENT PENALTY	590	84,752,859.63	14.16
NO PREPAYMENT PENALTY	1,045	173,466,981.89	28.98
Total	3,636	598,573,494.23	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	3,636	598,573,494.23	100.00
Total	3,636	598,573,494.23	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	13	2,861,941.51	0.48
5.001 - 6.000	313	64,532,353.88	10.78
6.001 - 7.000	927	178,451,452.63	29.81
7.001 - 8.000	1,208	203,929,980.53	34.07
8.001 - 9.000	751	104,019,784.60	17.38
9.001 - 10.000	277	30,971,297.50	5.17
10.001 - 11.000	99	9,059,456.38	1.51
11.001 - 12.000	46	4,638,264.67	0.77
12.001 - 12.550	2	108,962.53	0.02
Total	3,636	598,573,494.23	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	7	1,482,788.48	0.31
3.001 - 4.000	183	37,358,389.74	7.90
4.001 - 5.000	740	143,911,609.07	30.44
5.001 - 6.000	996	167,524,846.10	35.44
6.001 - 7.000	585	87,395,685.85	18.49
7.001 - 8.000	222	29,912,941.92	6.33
8.001 - 9.000	40	4,195,821.70	0.89
9.001 - 10.000	9	852,159.72	0.18
10.001 - 11.000	1	71,820.35	0.02
11.001 - 11.125	1	50,453.49	0.01
Total	2,784	472,756,516.42	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.990 - 11.000	13	2,861,941.51	0.61
11.001 - 12.000	271	55,959,177.49	11.84
12.001 - 13.000	681	132,277,623.48	27.98
13.001 - 14.000	970	167,828,296.19	35.50
14.001 - 15.000	564	80,463,320.14	17.02
15.001 - 16.000	198	23,916,612.01	5.06
16.001 - 17.000	64	6,620,217.76	1.40
17.001 - 18.000	22	2,778,874.35	0.59
18.001 - 18.750	1	50,453.49	0.01
Total	2,784	472,756,516.42	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	13	2,861,941.51	0.61
5.001 - 6.000	269	55,599,783.91	11.76
6.001 - 7.000	692	135,326,904.02	28.63
7.001 - 8.000	975	167,643,142.69	35.46
8.001 - 9.000	558	79,187,539.90	16.75
9.001 - 10.000	193	23,160,826.71	4.90
10.001 - 11.000	62	6,218,870.19	1.32
11.001 - 11.800	22	2,757,507.49	0.58
Total	2,784	472,756,516.42	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
04/01/04	1	285,670.48	0.06
05/01/04	1	245,122.75	0.05
06/01/04	4	1,051,574.47	0.22
08/01/04	1	253,858.88	0.05
04/01/05	2	306,873.29	0.06
05/01/05	2	451,772.14	0.10
06/01/05	25	3,599,738.71	0.76
07/01/05	29	6,294,678.60	1.33
08/01/05	16	3,028,672.47	0.64
09/01/05	64	10,463,578.78	2.21
10/01/05	95	16,177,285.85	3.42
11/01/05	807	138,539,576.05	29.30
12/01/05	857	152,745,843.11	32.31
12/02/05	1	109,600.00	0.02
01/01/06	677	108,637,001.70	22.98
06/01/06	1	80,427.20	0.02
07/01/06	2	189,656.68	0.04
08/01/06	2	129,666.94	0.03
09/01/06	9	1,291,693.31	0.27
10/01/06	15	2,276,240.20	0.48
11/01/06	57	8,273,262.14	1.75
12/01/06	59	9,756,945.81	2.06
01/01/07	53	7,851,228.34	1.66
11/01/18	3	618,615.62	0.13
12/01/18	1	97,932.90	0.02
Total	2,784	472,756,516.42	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	127,500.00	0.03
2.000	3	1,069,288.26	0.23
3.000	2,780	471,559,728.16	99.75
Total	2,784	472,756,516.42	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,772	471,134,419.72	99.66
1.500	12	1,622,096.70	0.34
Total	2,784	472,756,516.42	100.00

Group I Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	2,637					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	399,048,996					
			Minimum		Maximum	
AVG OUTSTANDING PRINCIPAL BALANCE:	$151,326.89		$45,706.88		$486,289.26	
AVG ORIGINAL BALANCE:	$151,464.88		$50,000.00		$487,000.00	
WAVG CURRENT LOAN RATE:	7.408	%	4.990	%	12.550	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.428	%	3.000	%	8.000	%
WAVG MAXIMUM LOAN RATE:	13.386	%	10.990	%	17.800	%
WAVG MINIMUM LOAN RATE:	7.371	%	4.990	%	11.800	%
WAVG INITIAL PERIODIC RATE CAP:	2.999	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.002	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	24	months	3	months	179	months
WAVG ORIGINAL TERM:	357	months	120	months	360	months
WAVG REMAINING TERM:	356	months	119	months	360	months
WAVG CREDIT SCORE:	606		500		803	
WAVG COMBINED ORIGINAL LTV:	77.30	%	12.62	%	100.00	%
FIRST PAY DATE:			Nov 01, 1998		Feb 01, 2004	
MATURITY DATE:			Dec 01, 2013		Jan 01, 2034	

TOP STATE CONC ($):	16.43 % California, 16.14 % New York, 11.45 % Massachusetts
MAXIMUM ZIP CODE CONC ($):	0.65 % 11236

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
45,707 - 50,000	47	2,344,197.12	0.59
50,001 - 100,000	724	54,349,863.58	13.62
100,001 - 150,000	721	89,390,806.79	22.40
150,001 - 200,000	506	88,793,306.36	22.25
200,001 - 250,000	326	72,955,435.30	18.28
250,001 - 300,000	216	58,779,265.65	14.73
300,001 - 350,000	77	24,518,588.92	6.14
350,001 - 400,000	15	5,648,071.93	1.42
400,001 - 450,000	2	823,993.73	0.21
450,001 - 486,289	3	1,445,466.75	0.36
Total	2,637	399,048,996.13	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	95	11,455,572.96	2.87
476 - 500	9	1,338,069.77	0.34
501 - 525	289	40,694,514.93	10.20
526 - 550	289	41,440,325.86	10.38
551 - 575	280	40,418,483.59	10.13
576 - 600	324	49,957,428.77	12.52
601 - 625	431	66,456,893.08	16.65
626 - 650	422	67,301,714.79	16.87
651 - 675	217	34,894,949.35	8.74
676 - 700	111	16,990,475.12	4.26
701 - 725	80	14,197,064.51	3.56
726 - 750	52	7,329,035.83	1.84
751 - 775	31	5,509,650.26	1.38
776 - 800	6	1,014,977.82	0.25
801 - 803	1	49,839.49	0.01
Total	2,637	399,048,996.13	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	50,000.00	0.01
180	47	4,759,613.56	1.19
240	28	3,094,457.37	0.78
360	2,561	391,144,925.20	98.02
Total	2,637	399,048,996.13	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	1	50,000.00	0.01
175 - 180	47	4,759,613.56	1.19
229 - 234	2	234,078.71	0.06
235 - 240	26	2,860,378.66	0.72
295 - 300	3	785,213.12	0.20
337 - 342	1	177,394.36	0.04
343 - 348	1	253,858.88	0.06
349 - 354	45	6,739,874.45	1.69
355 - 360	2,511	383,188,584.39	96.03
Total	2,637	399,048,996.13	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	2,058	299,222,342.40	74.98
2-4 Units Detached	261	53,555,609.30	13.42
PUD Detached	143	22,925,361.31	5.74
Manufactured Housing	82	8,923,757.82	2.24
Condo Low-Rise Attached	55	7,482,715.54	1.88
2-4 Units Attached	21	4,840,026.52	1.21
Single Family Attached	11	1,245,386.16	0.31
PUD Attached	4	638,199.02	0.16
Condo High-Rise Attached	2	215,598.06	0.05
Total	2,637	399,048,996.13	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,404	366,052,207.17	91.73
Non-owner	209	29,407,066.40	7.37
Second Home	24	3,589,722.56	0.90
Total	2,637	399,048,996.13	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,736	267,945,291.47	67.15
Purchase	727	105,256,360.94	26.38
Rate/Term Refinance	174	25,847,343.72	6.48
Total	2,637	399,048,996.13	100.00

Combined Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.62 - 15.00	2	126,897.94	0.03
15.01 - 20.00	2	164,816.80	0.04
20.01 - 25.00	1	50,000.00	0.01
25.01 - 30.00	13	1,119,577.37	0.28
30.01 - 35.00	13	1,168,874.64	0.29
35.01 - 40.00	22	2,117,274.05	0.53
40.01 - 45.00	37	4,998,691.18	1.25
45.01 - 50.00	40	5,342,942.24	1.34
50.01 - 55.00	61	9,275,577.96	2.32
55.01 - 60.00	100	16,303,708.05	4.09
60.01 - 65.00	163	24,988,468.87	6.26
65.01 - 70.00	199	32,133,531.61	8.05
70.01 - 75.00	320	48,971,872.75	12.27
75.01 - 80.00	820	120,907,639.43	30.30
80.01 - 85.00	259	39,463,969.97	9.89
85.01 - 90.00	390	62,869,400.39	15.75
90.01 - 95.00	188	28,123,164.45	7.05
95.01 - 100.00	7	922,588.43	0.23
Total	2,637	399,048,996.13	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	10	970,628.07	0.24
Alaska	1	192,780.83	0.05
Arizona	46	5,725,307.73	1.43
Arkansas	2	113,029.70	0.03
California	332	65,574,115.95	16.43
Colorado	62	9,743,035.95	2.44
Connecticut	85	12,842,033.68	3.22
Delaware	7	972,844.17	0.24
Florida	178	21,045,767.76	5.27
Georgia	67	7,168,329.96	1.80
Idaho	7	550,816.65	0.14
Illinois	109	14,481,002.20	3.63
Indiana	23	2,084,051.72	0.52
Iowa	9	1,094,772.63	0.27
Kansas	5	472,146.05	0.12
Kentucky	15	1,321,173.96	0.33
Louisiana	16	1,642,359.92	0.41
Maine	46	5,894,929.97	1.48
Maryland	36	5,302,508.80	1.33
Massachusetts	233	45,682,440.83	11.45
Michigan	76	8,232,912.60	2.06
Minnesota	44	6,204,353.25	1.55
Mississippi	4	437,408.90	0.11
Missouri	18	1,939,045.36	0.49
Montana	4	364,669.57	0.09
Nebraska	4	476,622.87	0.12
Nevada	23	3,687,857.66	0.92
New Hampshire	46	8,126,895.43	2.04
New Jersey	123	20,854,384.20	5.23
New Mexico	2	261,280.00	0.07
New York	315	64,397,887.33	16.14
North Carolina	51	4,771,054.80	1.20
Ohio	79	7,835,350.68	1.96
Oklahoma	4	289,885.50	0.07
Oregon	17	2,471,692.74	0.62
Pennsylvania	96	10,989,493.09	2.75
Rhode Island	65	10,680,919.92	2.68

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
South Carolina	21	2,066,865.81	0.52
South Dakota	1	93,170.00	0.02
Tennessee	29	3,227,759.10	0.81
Texas	169	18,112,110.64	4.54
Utah	6	852,660.83	0.21
Vermont	13	1,446,546.43	0.36
Virginia	70	9,678,378.77	2.43
Washington	34	4,830,857.88	1.21
West Virginia	1	91,500.00	0.02
Wisconsin	29	3,302,565.26	0.83
Wyoming	4	450,790.98	0.11
Total	2,637	399,048,996.13	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	1,749	250,458,279.85	62.76
Stated Income Documentation	876	146,635,370.56	36.75
Lite Documentation	7	1,119,740.75	0.28
No Documentation	5	835,604.97	0.21
Total	2,637	399,048,996.13	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	139	20,352,233.21	5.10
AA	1,029	162,085,879.82	40.62
A	600	87,645,957.40	21.96
B	377	53,906,569.59	13.51
C	83	11,577,622.13	2.90
CC	54	8,964,723.87	2.25
NG	355	54,516,010.11	13.66
Total	2,637	399,048,996.13	100.00

Fixed/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	2,032	316,249,611.76	79.25
Fixed Rate	605	82,799,384.37	20.75
Total	2,637	399,048,996.13	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,875	294,994,027.69	73.92
Fixed Rate 30 Yr	506	72,355,909.52	18.13
3/27 6 Mo LIBOR ARM	145	19,779,828.01	4.96
Fixed Rate 15 Yr	35	3,726,921.57	0.93
Fixed Rate 30 Yr Rate Reduction	30	3,171,111.46	0.79
Fixed Rate 20 Yr	28	3,094,457.37	0.78
15/15 6 Mo LIBOR ARM	4	716,548.52	0.18
2/13 6 Mo LIBOR ARM	7	631,707.54	0.16
Fixed Rate 15 Yr Rate Reduction	5	400,984.45	0.10
6 Mo LIBOR ARM 30 Yr	1	127,500.00	0.03
Fixed Rate 10 Yr	1	50,000.00	0.01
Total	2,637	399,048,996.13	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	2,637	399,048,996.13	100.00
Total	2,637	399,048,996.13	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	2,632	398,748,946.92	99.92
Second Lien	5	300,049.21	0.08
Total	2,637	399,048,996.13	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	186	33,256,704.62	8.33
24 Mos PREPAYMENT PENALTY	1,265	195,177,115.72	48.91
30 Mos PREPAYMENT PENALTY	2	406,510.22	0.10
36 Mos PREPAYMENT PENALTY	414	54,007,335.45	13.53
NO PREPAYMENT PENALTY	770	116,201,330.12	29.12
Total	2,637	399,048,996.13	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,637	399,048,996.13	100.00
Total	2,637	399,048,996.13	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	9	1,386,441.51	0.35
5.001 - 6.000	225	40,990,674.67	10.27
6.001 - 7.000	672	117,078,640.01	29.34
7.001 - 8.000	899	138,888,458.45	34.80
8.001 - 9.000	553	71,586,059.91	17.94
9.001 - 10.000	195	21,304,808.41	5.34
10.001 - 11.000	60	5,581,696.51	1.40
11.001 - 12.000	23	2,175,031.13	0.55
12.001 - 12.550	1	57,185.53	0.01
Total	2,637	399,048,996.13	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	3	464,177.02	0.15
3.001 - 4.000	133	23,849,288.45	7.54
4.001 - 5.000	526	90,536,233.34	28.63
5.001 - 6.000	740	115,391,479.09	36.49
6.001 - 7.000	461	64,858,485.22	20.51
7.001 - 8.000	169	21,149,948.64	6.69
Total	2,032	316,249,611.76	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.990 - 11.000	9	1,386,441.51	0.44
11.001 - 12.000	195	35,516,968.28	11.23
12.001 - 13.000	494	86,960,524.64	27.50
13.001 - 14.000	722	113,907,262.70	36.02
14.001 - 15.000	418	56,413,158.64	17.84
15.001 - 16.000	148	17,031,234.40	5.39
16.001 - 17.000	38	4,000,926.59	1.27
17.001 - 17.800	8	1,033,095.00	0.33
Total	2,032	316,249,611.76	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	9	1,386,441.51	0.44
5.001 - 6.000	193	35,157,574.70	11.12
6.001 - 7.000	501	88,585,538.12	28.01
7.001 - 8.000	731	115,146,376.26	36.41
8.001 - 9.000	410	54,751,094.71	17.31
9.001 - 10.000	143	16,426,345.50	5.19
10.001 - 11.000	37	3,763,145.96	1.19
11.001 - 11.800	8	1,033,095.00	0.33
Total	2,032	316,249,611.76	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
04/01/04	1	285,670.48	0.09
05/01/04	1	245,122.75	0.08
06/01/04	2	304,894.36	0.10
08/01/04	1	253,858.88	0.08
04/01/05	1	80,196.93	0.03
06/01/05	17	2,508,092.41	0.79
07/01/05	14	2,742,919.72	0.87
08/01/05	8	1,442,331.98	0.46
09/01/05	43	6,737,328.59	2.13
10/01/05	58	7,646,973.42	2.42
11/01/05	610	96,713,662.35	30.58
12/01/05	637	103,658,164.76	32.78
01/01/06	490	73,134,018.60	23.13
06/01/06	1	80,427.20	0.03
07/01/06	2	189,656.68	0.06
08/01/06	2	129,666.94	0.04
09/01/06	8	909,259.01	0.29
10/01/06	8	1,324,896.43	0.42
11/01/06	43	5,181,713.30	1.64
12/01/06	42	6,272,650.11	1.98
01/01/07	39	5,691,558.34	1.80
11/01/18	3	618,615.62	0.20
12/01/18	1	97,932.90	0.03
Total	2,032	316,249,611.76	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1	127,500.00	0.04
3.000	2,031	316,122,111.76	99.96
Total	2,032	316,249,611.76	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,025	315,243,039.22	99.68
1.500	7	1,006,572.54	0.32
Total	2,032	316,249,611.76	100.00

Group II Mortgage Loan Statistics

As of the Cut-off Date

NUMBER OF LOANS:	999					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	199,524,498					
			Minimum		Maximum	
AVG OUTSTANDING PRINCIPAL BALANCE:	$199,724.22		$49,690.37		$750,000.00	
AVG ORIGINAL BALANCE:	$200,205.78		$50,000.00		$750,000.00	
WAVG CURRENT LOAN RATE:	7.380	%	4.990	%	12.150	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.355	%	3.000	%	11.125	%
WAVG MAXIMUM LOAN RATE:	13.336	%	10.990	%	18.750	%
WAVG MINIMUM LOAN RATE:	7.322	%	4.990	%	11.750	%
WAVG INITIAL PERIODIC RATE CAP:	2.993	%	2.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.002	%	1.000	%	1.500	%
WAVG MONTHS TO ROLL:	23	months	5	months	36	months
WAVG ORIGINAL TERM:	356	months	120	months	360	months
WAVG REMAINING TERM:	353	months	117	months	360	months
WAVG CREDIT SCORE:	609		500		796	
WAVG COMBINED ORIGINAL LTV:	77.72	%	11.11	%	100.00	%
FIRST PAY DATE:			Nov 01, 1998		Feb 01, 2004	
MATURITY DATE:			Oct 01, 2013		Jan 01, 2034	

TOP STATE CONC ($):	21.57 % California, 15.41 % New York, 12.24 % Massachusetts
MAXIMUM ZIP CODE CONC ($):	0.52 % 91360

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49,690 - 50,000	13	649,585.24	0.33
50,001 - 100,000	291	22,158,714.32	11.11
100,001 - 150,000	190	23,457,485.43	11.76
150,001 - 200,000	139	24,238,698.11	12.15
200,001 - 250,000	92	20,637,013.37	10.34
250,001 - 300,000	45	12,400,897.95	6.22
300,001 - 350,000	42	13,848,669.55	6.94
350,001 - 400,000	80	29,706,476.05	14.89
400,001 - 450,000	40	17,070,025.09	8.56
450,001 - 500,000	38	18,319,316.11	9.18
500,001 - 550,000	12	6,329,776.41	3.17
550,001 - 600,000	9	5,197,930.62	2.61
600,001 - 650,000	3	1,863,784.34	0.93
700,001 - 750,000	5	3,646,125.51	1.83
Total	999	199,524,498.10	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	37	5,587,251.19	2.80
476 - 500	4	323,063.93	0.16
501 - 525	123	19,915,973.58	9.98
526 - 550	112	22,117,341.36	11.09
551 - 575	109	18,150,551.71	9.10
576 - 600	110	21,448,512.89	10.75
601 - 625	158	31,802,715.06	15.94
626 - 650	178	40,179,054.04	20.14
651 - 675	61	13,200,469.00	6.62
676 - 700	53	11,438,011.25	5.73
701 - 725	26	7,967,883.33	3.99
726 - 750	14	3,453,333.77	1.73
751 - 775	9	2,273,691.25	1.14
776 - 796	5	1,666,645.74	0.84
Total	999	199,524,498.10	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	1	65,600.00	0.03
180	26	3,409,126.04	1.71
240	23	2,222,287.82	1.11
360	949	193,827,484.24	97.14
Total	999	199,524,498.10	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
117 - 120	6	1,542,134.17	0.77
169 - 174	1	67,895.14	0.03
175 - 180	20	1,864,696.73	0.93
235 - 240	23	2,222,287.82	1.11
295 - 300	6	1,893,360.42	0.95
349 - 354	27	5,719,089.86	2.87
355 - 360	916	186,215,033.96	93.33
Total	999	199,524,498.10	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	791	156,319,282.06	78.35
PUD Detached	76	18,068,688.20	9.06
2-4 Units Detached	73	16,425,197.43	8.23
Condo Low-Rise Attached	15	2,983,289.13	1.50
Manufactured Housing	26	2,059,272.81	1.03
2-4 Units Attached	7	1,326,130.70	0.66
Single Family Attached	6	1,119,996.04	0.56
Condo High-Rise Attached	3	859,468.90	0.43
PUD Attached	2	363,172.83	0.18
Total	999	199,524,498.10	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	913	184,050,726.37	92.24
Non-owner	75	12,859,457.72	6.45
Second Home	11	2,614,314.01	1.31
Total	999	199,524,498.10	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	675	132,926,220.86	66.62
Purchase	250	52,078,577.88	26.10
Rate/Term Refinance	74	14,519,699.36	7.28
Total	999	199,524,498.10	100.00

Combined Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.11 - 15.00	1	99,899.49	0.05
25.01 - 30.00	2	258,634.24	0.13
30.01 - 35.00	5	490,413.10	0.25
35.01 - 40.00	9	1,490,358.55	0.75
40.01 - 45.00	8	1,516,535.99	0.76
45.01 - 50.00	12	2,845,807.69	1.43
50.01 - 55.00	25	5,158,168.16	2.59
55.01 - 60.00	38	7,216,987.83	3.62
60.01 - 65.00	79	13,658,775.11	6.85
65.01 - 70.00	91	17,982,323.24	9.01
70.01 - 75.00	104	21,391,751.92	10.72
75.01 - 80.00	285	54,411,871.73	27.27
80.01 - 85.00	95	20,067,764.02	10.06
85.01 - 90.00	163	36,627,373.22	18.36
90.01 - 95.00	78	15,975,616.98	8.01
95.01 - 100.00	4	332,216.83	0.17
Total	999	199,524,498.10	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	7	598,909.01	0.30
Arizona	18	2,635,549.70	1.32
Arkansas	1	382,434.30	0.19
California	148	43,038,713.68	21.57
Colorado	25	5,289,627.72	2.65
Connecticut	27	4,860,213.02	2.44
Delaware	1	144,240.57	0.07
Florida	82	11,153,714.64	5.59
Georgia	17	2,651,794.25	1.33
Idaho	4	567,449.87	0.28
Illinois	26	4,270,363.96	2.14
Indiana	13	1,345,751.87	0.67
Iowa	3	590,285.83	0.30
Kansas	1	52,641.78	0.03
Kentucky	8	740,903.54	0.37
Louisiana	6	1,251,350.00	0.63
Maine	14	2,796,518.52	1.40
Maryland	13	2,544,389.01	1.28
Massachusetts	83	24,425,586.15	12.24
Michigan	37	4,688,581.02	2.35
Minnesota	13	2,486,791.74	1.25
Mississippi	4	280,335.79	0.14
Missouri	12	816,281.55	0.41
Montana	2	492,329.19	0.25
Nebraska	2	305,383.06	0.15
Nevada	8	1,206,141.63	0.60
New Hampshire	11	1,773,934.25	0.89
New Jersey	44	9,811,765.11	4.92
New Mexico	3	850,215.34	0.43
New York	113	30,740,324.62	15.41
North Carolina	26	2,800,724.09	1.40
Ohio	31	3,338,759.34	1.67
Oklahoma	1	65,450.00	0.03
Oregon	2	363,106.24	0.18
Pennsylvania	44	5,999,856.08	3.01
Rhode Island	12	2,028,438.19	1.02
South Carolina	9	851,940.72	0.43
Tennessee	11	915,907.45	0.46

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Texas	42	7,228,835.83	3.62
Utah	8	1,549,332.62	0.78
Vermont	4	642,656.24	0.32
Virginia	37	6,875,278.81	3.45
Washington	11	2,216,003.22	1.11
West Virginia	2	109,759.22	0.06
Wisconsin	12	1,392,129.33	0.70
Wyoming	1	353,800.00	0.18
Total	999	199,524,498.10	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	686	125,651,592.40	62.98
Stated Income Documentation	310	72,983,007.38	36.58
No Documentation	2	701,430.36	0.35
Lite Documentation	1	188,467.96	0.09
Total	999	199,524,498.10	100.00

Credit Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	52	10,426,087.19	5.23
AA	390	83,691,095.63	41.95
A	231	47,274,049.07	23.69
B	107	16,079,460.39	8.06
C	41	5,940,667.40	2.98
CC	37	5,502,724.14	2.76
NG	141	30,610,414.28	15.34
Total	999	199,524,498.10	100.00

Fixed/ARM	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	752	156,506,904.66	78.44
Fixed Rate	247	43,017,593.44	21.56
Total	999	199,524,498.10	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	695	145,896,416.07	73.12
Fixed Rate 30 Yr	187	36,296,423.01	18.19
3/27 6 Mo LIBOR ARM	54	10,391,308.60	5.21
Fixed Rate 20 Yr	22	2,131,609.53	1.07
Fixed Rate 15 Yr	19	2,069,056.72	1.04
Fixed Rate 30 Yr Rate Reduction	13	1,243,336.56	0.62
Fixed 30/15 Balloon	3	1,021,143.04	0.51
2/13 6 Mo LIBOR ARM	3	219,179.99	0.11
Fixed Rate 15 Yr Rate Reduction	1	99,746.29	0.05
Fixed Rate 20 Yr Rate Reduction	1	90,678.29	0.05
Fixed Rate 10 Yr	1	65,600.00	0.03
Total	999	199,524,498.10	100.00

Balloon Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	996	198,503,355.06	99.49
Balloon	3	1,021,143.04	0.51
Total	999	199,524,498.10	100.00

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	979	198,274,930.85	99.37
Second Lien	20	1,249,567.25	0.63
Total	999	199,524,498.10	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Mos PREPAYMENT PENALTY	43	9,737,992.25	4.88
24 Mos PREPAYMENT PENALTY	502	100,946,432.32	50.59
30 Mos PREPAYMENT PENALTY	3	828,897.58	0.42
36 Mos PREPAYMENT PENALTY	176	30,745,524.18	15.41
NO PREPAYMENT PENALTY	275	57,265,651.77	28.70
Total	999	199,524,498.10	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	999	199,524,498.10	100.00
Total	999	199,524,498.10	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	4	1,475,500.00	0.74
5.001 - 6.000	88	23,541,679.21	11.80
6.001 - 7.000	255	61,372,812.62	30.76
7.001 - 8.000	309	65,041,522.08	32.60
8.001 - 9.000	198	32,433,724.69	16.26
9.001 - 10.000	82	9,666,489.09	4.84
10.001 - 11.000	39	3,477,759.87	1.74
11.001 - 12.000	23	2,463,233.54	1.23
12.001 - 12.150	1	51,777.00	0.03
Total	999	199,524,498.10	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000 - 3.000	4	1,018,611.46	0.65
3.001 - 4.000	50	13,509,101.29	8.63
4.001 - 5.000	214	53,375,375.73	34.10
5.001 - 6.000	256	52,133,367.01	33.31
6.001 - 7.000	124	22,537,200.63	14.40
7.001 - 8.000	53	8,762,993.28	5.60
8.001 - 9.000	40	4,195,821.70	2.68
9.001 - 10.000	9	852,159.72	0.54
10.001 - 11.000	1	71,820.35	0.05
11.001 - 11.125	1	50,453.49	0.03
Total	752	156,506,904.66	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.990 - 11.000	4	1,475,500.00	0.94
11.001 - 12.000	76	20,442,209.21	13.06
12.001 - 13.000	187	45,317,098.84	28.96
13.001 - 14.000	248	53,921,033.49	34.45
14.001 - 15.000	146	24,050,161.50	15.37
15.001 - 16.000	50	6,885,377.61	4.40
16.001 - 17.000	26	2,619,291.17	1.67
17.001 - 18.000	14	1,745,779.35	1.12
18.001 - 18.750	1	50,453.49	0.03
Total	752	156,506,904.66	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.990 - 5.000	4	1,475,500.00	0.94
5.001 - 6.000	76	20,442,209.21	13.06
6.001 - 7.000	191	46,741,365.90	29.87
7.001 - 8.000	244	52,496,766.43	33.54
8.001 - 9.000	148	24,436,445.19	15.61
9.001 - 10.000	50	6,734,481.21	4.30
10.001 - 11.000	25	2,455,724.23	1.57
11.001 - 11.750	14	1,724,412.49	1.10
Total	752	156,506,904.66	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
06/01/04	2	746,680.11	0.48
04/01/05	1	226,676.36	0.14
05/01/05	2	451,772.14	0.29
06/01/05	8	1,091,646.30	0.70
07/01/05	15	3,551,758.88	2.27
08/01/05	8	1,586,340.49	1.01
09/01/05	21	3,726,250.19	2.38
10/01/05	37	8,530,312.43	5.45
11/01/05	197	41,825,913.70	26.72
12/01/05	220	49,087,678.35	31.36
12/02/05	1	109,600.00	0.07
01/01/06	187	35,502,983.10	22.68
09/01/06	1	382,434.30	0.24
10/01/06	7	951,343.77	0.61
11/01/06	14	3,091,548.84	1.98
12/01/06	17	3,484,295.70	2.23
01/01/07	14	2,159,670.00	1.38
Total	752	156,506,904.66	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	3	1,069,288.26	0.68
3.000	749	155,437,616.40	99.32
Total	752	156,506,904.66	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	747	155,891,380.50	99.61
1.500	5	615,524.16	0.39
Total	752	156,506,904.66	100.00